Exhibit 3 2022 First Quarter Results

The information contained in this presentation includes forward-looking statements. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to CEMEX Holdings Philippines, Inc.’s ( CHP ) plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy, , “intend”, and similar terms. Although CHP believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, CHP’s current expectations and projections about future events based on CHP’s knowledge of present facts and circumstances and assumptions about future events, as well as CHP´s current plans based on such facts and circumstances unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from historical results or those anticipated by in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed in CHP’s most recent annual report and those detailed from time to time in CHP’s filings with the Philippine Securities and Exchange Commission, which are incorporated by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; CHP’s and its subsidiaries (together, the “CHP Group”) exposure to other sectors that impact the CHP Group’s business, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which the CHP Group offers its products and services; general political, social, economic, health, and business conditions in the markets in which the CHP Group operates or that affect its operations and any significant economic, health, political, or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, labor, antitrust and acquisition-related rules and regulations; CHP Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s notes and CEMEX’s other debt instruments; CHP Group’s and CEMEX’s ability to refinance their existing indebtedness; availability of short-term credit lines, which can assist the CHP Group in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on the CHP Group’s and CEMEX’s cost of capital; loss of reputation of the CHP Group’s brands; CHP Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; CHP Group’s ability to achieve cost-savings with its cost-reduction initiatives and implement the CHP Group’s pricing initiatives for its products; the increasing reliance on information technology infrastructure for the CHP Group’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for the CHP Group’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or that otherwise could have an impact on the CHP Group. Any or all of CHP’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CHP is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the Philippine Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CHP Group’s prices for the CHP Group’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries 2

First Quarter 2022 Update ✓ Volumes improved during the quarter, after a slow start affected by the recovery from 1 Typhoon Odette and a surge in Omicron-led COVID-19 cases. ✓ Total fuel cost higher by 50% year-over-year driven by elevated global energy prices. ✓ Domestic cement price up by 3% sequentially, as price updates were made during the quarter to reflect input cost inflation in fuel and transport. ✓ Despite 6% lower volume and heightened inflation, Operating EBITDA grew by 2% year- over-year, mainly due to price and efficiency initiatives. ✓ Operating EBITDA margin remained flat year-over-year. 3 1 Typhoon Odette (International name: Rai) struck the central and southern parts of the Philippines in mid-December

Improving Our Customer’s Experience ✓ 40% of our invoices are delivered digitally, through our paperless initiatives ✓ Enabling more facilities with our online booking for pick-up transactions ✓ Continuing to add options to our online payment channels ✓ Using CEMEX’s “Olivia” artificial intelligence chatbot to assist our Customer Service Center to provide faster responses to our customers’ most common questions. 4

Behaviors That Save Lives Solid Plant, APO Plant, and seven of our distribution centers with Safety Seal Certifications from the Department of Labor and Employment. This safety seal certification recognizes our facilities to be compliant with public health standards and safety protocols. 5

Sustainability and Climate Action 1 ✓ 10% reduction in CO2 emissions per ton year-to-date compared to full year 2021 ® ✓ During the first quarter of 2022, most of our products sold were under the Vertua brand, CEMEX’s family of eco-friendly products. ✓ Our plants continued to co-process waste at record levels, reducing reliance on fossil fuels. We co-process in our kilns refuse-derived fuel, industrial waste, biomass, and other types of waste. ✓ Sourcing more clean energy with the successful commissioning of the heat recovery facility in APO Plant. 8% of APO Plant’s power requirement will be self-generated. Solid Plant is able to self-generate 18% of its requirement through heat recovery. 6 1 Gross kg/ton CO2 in cement

Heat Recovery facility in APO Cement Plant

Solid Cement Plant New Line ✓ Works for the project have resumed. ✓ On-boarded highly-rated contractors, Atlantic Gulf and Pacific Company of Manila, Inc. (“AG&P”) and Betonbau Phil., Inc. ✓ Down payments to the contractors have been completed. ✓ The contractors are now deploying equipment, tools, and manpower. ✓ Resumed civil works for silos. ✓ Mechanical installation resumed. 1 ✓ We have invested around US$197 million from the start of the project until end March 2022 ✓ Expected completion of construction: March 2024. 1 ✓ Expected total investment of US$356 million . 8 1 Includes project cost and interest capitalization

Net Sales, Domestic Cement Volumes and Prices 1 1Q22 vs. 1Q22 vs. 3M22 vs. Net Sales 1Q21 4Q21 3M21 +1% Volume (6%) 10% (6%) Domestic Cement Price (PHP) 7% 3% 7% Domestic cement volumes decreased by 6% year-over-year, impacted by a gradual recovery from Typhoon Odette and a surge in Omicron-led COVID-19 cases. Our domestic cement prices were up by 3% sequentially due to price updates in 1Q22. Net sales increased by 1% year-over-year due mainly to price updates. 1Q21 1Q22 9 5,202 5,240

Construction Employment and Private Sector Employment in Construction Construction employment Contribution to total employment Construction sector employment remained (M Persons) (%) above January 2020 level. 10.2 9.6 9.7 9.4 9.1 More upbeat sentiment by construction firms in 4.5 4.3 4.4 4.2 4.0 1Q22 due to softer mobility restrictions. Jan-20 Jun-21 Sep-21 Dec-21 Feb-22 Sustained remittance growth supportive of residential demand, but inflation and COVID- Outlook on Volume of Business Activity, Current Quarter 19 risks remain. (Net Balance Index) Industry Construction 40 Non-residential sector growth momentum 30 was affected by the Omicron-led COVID-19 20 surge due to changes in mobility restrictions. 10 0 -10 1Q21 2Q21 3Q21 4Q21 1Q22 10 Sources: Bangko Sentral ng Pilipinas, Colliers, Jones Lang Lasalle, Philippine Statistics Authority

Public Sector Disbursements on Infrastructure and Other Capital Outlays Infrastructure disbursements in (in PHP billion) 2M2022 decreased by 16% versus 2M2021, mainly due to the timing of payables for completed projects of -21% various agencies. -16% 14% The Department of Budget and Management expects spending to likely improve in March as agencies utilize remaining cash allocations that lapse at the end of the month. 2M19 2M20 2M21 2M22 % Refers to year-over-year change 11 Source: Department of Budget and Management 118 94 107 90

Cost of Sales Total cost of sales increased by 2% Cost of Sales Fuel and Power year-over-year during the first (% of cost of sales) (% of net sales) quarter mainly due to higher fuel Fuel cost. Power Total fuel cost was up by 50% year-over-year driven by elevated global energy prices. Total power cost was 8% lower year-over-year mainly due to lower volume sold. APO Plant kiln #1 maintenance executed in 1Q22 1Q22 1Q21 1Q22 1Q21 12 62% 61% 19% 29% 21% 20%

Operating Expenses Distribution Selling and administrative Total operating expenses (% of net sales) (% of net sales) decreased by 9% year-over-year during the first quarter. Distribution expenses were 13% of sales during the first quarter, a decrease of 3 percentage points year-over-year, supported by supply chain efficiencies. Selling and administrative expenses, as a percentage of sales, 1Q22 1Q21 1Q22 1Q21 were flat at 14% during the first quarter. 13 13% 16% 14% 14%

Operating EBITDA and EBITDA Margin 1 Operating EBITDA Variation Operating EBITDA for the first quarter increased by 2% year-over- +2% year, mainly due to price updates and lower distribution expenses. Operating EBITDA margin for the first quarter was flat, with price updates and efficiency initiatives. 20% 20% % Refers to operating EBITDA margin 14 1 Millions of Philippine Pesos

Net Income

Net income increased by 27% with higher operating earnings and a benefit in deferred income taxes booked during the quarter

Financial expenses increased by 67% year-over-year due to a temporary pause in interest capitalization for our Solid Plant New Line, prior to resumption of the project.

Foreign exchange losses were attributable to movement in the Philippine Peso to U.S. Dollar exchange rate

Income taxes in the first quarter of 2021 included a one-time expense from the revaluation of deferred tax assets pursuant to income tax rate reductions related to the CREATE Act[2]

	First Quarter		
(In Millions of Philippine Pesos)	2022	2021	% var
Operating earnings	**565**	**512**	**10%**
Financial income (expense), net	(104)	(63)	(67%)
Foreign exchange gain (loss), net	(96)	(71)	(35%)
Net income (loss) before income	**365**	**378**	**(3%)**
Income tax benefit (expenses)	(104)	(173)	40%
Consolidated net income (loss)	**261**	**205**	**27%**



Net Income[1]
261
205
1Q22
1Q21

[1] Millions of Philippine Pesos
[2] The Corporate Recovery and Tax Incentives for Enterprises (CREATE) Act, which was approved into law on March 26, 2021

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Free Cash Flow & Guidance

Free Cash Flow First Quarter January - March Investment in working capital was 2022 2021 % var 2022 2021 % var mainly due to timing differences resulting to lower payables, and higher Operating EBITDA 1,047 1,026 2% 1,047 1,026 2% fuel inventories. - Net Financial Expenses 104 63 104 63 - Maintenance Capex 68 32 68 32 Net financial expenses increased due to a temporary pause in interest - Change in Working Capital 842 (323) 842 (323) capitalization for our Solid Plant New - Income Taxes Paid 141 27 141 27 Line, prior to resumption of the project. - Other Cash Items (net) 7 (38) 7 (38) Income taxes paid in the first quarter of Free Cash Flow after (115) 1,266 N/A (115) 1,266 N/A 2021 included a utilization of deferred Maintenance Capex tax assets and a one-time benefit from - Strategic Capex 134 686 134 686 an adjustment in current income taxes Free Cash Flow (249) 580 N/A (249) 580 N/A pursuant to the CREATE Act Millions of Philippine Pesos Strategic capital expenditures were lower due to delay in the implementation of the Solid Plant New Line project. 17

2022 Guidance Cement Volumes Mid-single-digit percentage increase PHP 4,760 million Solid Cement Plant Expansion CAPEX Capital expenditures PHP 1,450 million Maintenance and Other CAPEX PHP 6,210 million Total CAPEX 18

Rest of the Year Outlook ✓ Further reopening of the Philippine economy should support private sector growth. 1 ✓ The government’s 2022 infrastructure budget , as well as the additional carry-over budget from 2021, should facilitate public sector activities for the rest of the year. ✓ Markets expected to remain highly competitive, heightened by the presence of imported cement. ✓ Inflationary pressures expected to continue amidst uncertainty over external factors, such as the Russia invasion of Ukraine. ✓ Execute major kiln maintenance for Solid Plant and APO Plant kiln #2, both expected in the second half of 2022. ✓ Continue developing and promoting low-carbon products. 19 1 The 2022 national budget, which is 11.5% higher than the 2021 budget, has 17% allocated to the Department of Public Works and Highways and Department of Transportation.

Q&A Session 2022 First Quarter Results

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 8849 3600 CHP chp.ir@cemex.com 21

2022 First Quarter Appendix

Debt Maturity Profile Leases BDO Debt Total Debt: PHP 10,910 1 Avg. life of debt : 4.3 years 4,672 2 Net Debt to EBITDA : 1.6x 216 3,848 506 4,456 3,342 1,173 1,153 39 1,114 42 22 2022 2023 2024 2025 2026≥ 2027 All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 2 Last 12 months Consolidated EBITDA 23

Additional Debt Information First Quarter Fourth Quarter 2022 2021 % var 2021 (1)(2) 10,910 12,153 (10%) 10,755 Total debt Short term 47% 5% 35% Long term 53% 95% 65% Cash and cash equivalents 4,611 6,064 (24%) 5,812 Net debt 6,299 6,089 3% 4,943 (3) 2.81 2.95 2.79 Leverage Ratio (3) 7.45 6.47 7.20 Coverage Ratio Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS) 24 3 Based on BDO Loan Facility financial covenants

Definitions PHP Philippine Pesos Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt (debt plus leases) minus cash and cash equivalents. 25